



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 9, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
200 TONNE BULK SAMPLE ON THE DO-27 KIMBERLITE PIPE TO BEGIN MID-FEBRUARY

Mr. Eric Friedland, President of Peregrine Diamonds Ltd, and Mr. Adolf Petancic, President of Dentonia Resources Ltd. are pleased to announce that a **200 tonne** bulk sampling program on the **DO-27 kimberlite pipe** located at Lac de Gras in the N.W.T., Canada, will begin mid-February.

The Tli Kwi Cho kimberlite complex has a total exposed surface area of **16 hectares**, one **of the largest in the NWT**. It consists of multiple vents and intervening hypabyssal sills. The Northwestern Lobe is referred to as DO-18; and DO-27, with a surface expression of **9 hectares**, is the Southern Lobe of the Tli Kwi Cho kimberlite complex.

A re-interpretation of the geology of this complex, suggests that the main DO-27 Southern Lobe actually consists of two vents – a smaller subsidiary northeastern vent and a main vent. The drilling of 16 wide spaced core holes in the Southern Lobe by Kennecott Canada Inc. in 1993 identified a higher grade core zone to the main vent with lower grades in the periphery of the main vent, the northeast subsidiary vent and in hypabyssal sills.

A 1994 underground bulk sample of 3,000 tonnes primarily (>90%) sampled the subsidiary vent and some hypabyssal kimberlite sills; it **did not test the main vent of the Southern Lobe, which will now be sampled**. The evaluation of the diamonds recovered in 1994 was primarily based on stones obtained from the subsidiary lobe and the hypabyssal phases, in effect the core of the main southern lobe remains **untested to date, and hence the rationale for the bulk sample**.

The bulk sample will be extracted via a program of 14 inch diameter RC drilling conducted by **Midnight Sun Drilling Co.** of Whitehorse, Yukon whose previous clients include DeBeers and Kennecott.

The bulk sample is scheduled to be **processed at BHP Billiton's** Sample Plant at the **Ekati™ Diamond Mine** beginning in mid to late March. The anticipated processing time is two to three weeks.

Access to the DO-27 pipe, located 23 km southeast of the Diavik™ Diamond Mine, is by way of an 11-kilometer winter spur road off of the main Tibbitt to Contwoyto ice road. The spur road and drill pads are being built and maintained by **Nuna Logistics** of Yellowknife. A 25-person camp is being built on site at DO-27 by **Discovery Mining Services** of Yellowknife. The total estimated budget for the program, including RC and core drilling, sampling, transport, campsite, processing, diamond evaluation and contingency, is approximately **CDN$ 4.9 Million** of which approximately CDN $680,000 may be contributed, pro rata, by all project partners, subject to their final approval, in the ratio of their respective interests in the project after Peregrine's earn-in. Upon completion of this program, **Peregrine's interest** in the project will increase from **38.475% to 54.475% plus operatorship**. The other partners' project interests will be: **Archon 13.275%, Aber Diamonds 7.35%, DHK Diamonds Inc. 20%** (DHK is a company incorporated under the law of the NWT in which **Dentonia has a 1/3 equity interest**), and **SouthernEra 4.9%**, all interests are subject to a 1.3% Royalty.

AMEC Americas Limited in Vancouver will be **auditing the drilling and sampling protocols** as well as providing quality assurance/quality control audits on the actual drilling, sampling, and evaluating procedures in order to insure that the entire program will be performed to the highest possible industry standards. **Mr. Howard Coopersmith** of Coopersmith & Associates, Colorado, will also be providing **audits** on the **protocols** and **procedures**. Dr. Jennifer Pell, P.Geo., is the Qualified Person that will be overseeing the entire program, and Mr. Derrick Strickland, P.Geo., is the Project Manager.

More information will be provided as the bulk sampling program progresses.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

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